

May 10, 2006

Mail Stop 3561

<u>Via U.S. mail and facsimile</u>

Angeni Singh
Breezer Ventures, Inc.
2416 Main Street, Suite 117
Vancouver, British Columbia
Canada V5T 3E2

Re : **Breezer Ventures, Inc.**
File No. 333-129229
Form SB-2, Amendment 3, filed April 13, 2006

Dear Mr. Singh:

We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We again reissue the first part of prior comment number one in our letter dated January 19, 2006 which stated:

   "As all of Breezer Ventures' outstanding securities are being registered for resale, the proposed offering appears to be an offering "by or on behalf" of the registrant. Because Breezer Ventures is unable to conduct an "at the market" offering under Rule 415, please revise the terms of the offering to indicate that the securities will be offered and sold at a fixed price, which is disclosed in your prospectus, for the duration of the offering."

We note that, in your response you have stated that your "disclosure in the prospectus has been revised to indicate that the securities in this offering will be offered and sold at a fixed price for the duration of the offering." However, on the cover page you state: "The sales price to the public is fixed at $0.05 per share for the duration of the offering, until such time as the shares of our common stock become quoted on the Over the Counter Bulletin Board operated by the National Association of Securities Dealers, Inc. or another exchange (our emphasis)." Elsewhere, including the "Determination of Offering Price" and "Plan of Distribution" sections, you provide similar inconsistent disclosure.

2. As appropriate, please amend the registration statement to include updated financial statements and an updated accountants' consent.

Closing Comments

As appropriate, please amend your registration statement in response to the comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Susann Reilly at 202-551-3236 if you have any questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Thomas P. Erwin, Erwin and Thompson
      By facsimile to 775-786-1180